Exhibit 99.2

Press release

WiLAN and HTC Reach Agreement to End Litigations

OTTAWA, Canada – September 18, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that HTC Corporation (“HTC”) and WiLAN have signed a binding memorandum of understanding in which HTC has agreed to enter into a multi-year license to certain WiLAN patents for mobile handsets and tablets sold within the United States. As part of the agreement, all five of the pending litigations between HTC and WiLAN will be resolved.

WiLAN expects a definitive agreement to be executed by the end of October 2013. Specific financial terms of the agreement reached are confidential.

“We are pleased to have reached this agreement with HTC,” said Jim Skippen, President & CEO. “In taking its first license, HTC will join many other handset makers, including Samsung, LG, and Motorola, who recognized the value of the many wireless inventions in our patent portfolio.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 270 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will take”, “expects”, “to be”, “will join” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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